

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2019

Thiago dos Santos Piau
Chief Executive Officer
StoneCo Ltd.
R. Fidêncio Ramos, 308, Torre A, 10th Floor
Vila Olímpia
São Paulo - SP, 04551-010
Brazil

      Re: StoneCo Ltd.
           Draft Registration Statement on Form F-1
           Submitted March 26, 2019
           CIK No. 0001745431

Dear Mr. Piau:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Information Technologies
                        and Services

cc: Byron B. Rooney, Esq.